Xidar Securities, LLC

Financial Report
December 31, 2025

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SEC FILE NUMBER
8-71186

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Xidar Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

353 North Clark ST Suite 1600
(No. and Street)

Chicago	IL	60654
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Meyers	(646) 298-3078	cmeyers@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 South Wacker Drive, Suite 3300, Chicago		IL	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Agnes Burda_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Xidar Securities, LLC_____, as of ____December 31_____, 2_5___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____Chief Compliance Officer_____

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Manager and Member
Xidar Securities LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Xidar Securities LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2025.

Chicago, Illinois
March 25, 2026

THE POWER OF BEING UNDERSTOOD
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RSM US LLP is the U.S. member firm of RSM International, a global network of independent assurance, tax, and consulting firms.
Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

Xidar Securities, LLC

Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$	22,902
Receivables from brokers, net		5,094,020
Financial instruments owned, at fair value		10,331
Prepaid assets		32,773
Total assets	$	5,160,026

Liabilities and Member's Capital

Liabilities:		
Accounts payable	$	70,727
Payables to affiliates		59,031
Total liabilities		129,758
Member's capital		5,030,268
Total liabilities and member's capital	$	5,160,026

See notes to financial statements.

Xidar Securities, LLC

Notes to Financial Statements

Note 1. **Nature of Business and Significant Accounting Policies**

Nature of business: Xidar Securities, LLC (the Company) is a limited liability company registered in the State of Delaware whose primary business operation is conducting proprietary trading of securities. The Company was formed on September 9, 2023 with trading operations beginning on November 11, 2025. The Company was approved on April 16, 2025 to operate as a Securities and Exchange Commission ("SEC") registered broker-dealer. The Company became a member of the Financial Industry Regulatory Authority ("FINRA") on June 3, 2025, and a member of the Chicago Board Options Exchange ("CBOE") on April 16, 2025.

The Company's principal operations are located in Chicago, Illinois. The Company is a wholly owned subsidiary of Radix Group Holdings LLC (the Parent).

The Company's operating agreement provides, among other things, that it shall only dissolve upon the election in writing to dissolve and wind up the affairs of the Company.

Although the Company is not exempt from SEC Rule 15c3-3, it does not transact with, or for customers, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

Accounting policies: The Company follows accounting principles generally accepted in the United States (U.S. GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations and cash flows. The Company applies Accounting Standards Codification ("ASC") Topic 940, Financial Services – Brokers and Dealers, as established by the Financial Accounting Standards Board ("FASB").

Use of estimates: In preparing financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Segment Reporting: The Company's sole line of business is proprietary trading as a registered securities broker-dealer. The Company has identified its Financial and Operations Principal as the chief operating decision maker ("CODM"), who uses profit and loss to evaluate the results of the business, predominantly in the forecasting processes, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Cash and cash equivalents: The Company has defined cash equivalents as highly liquid investments such as money market mutual funds.

Financial instruments: Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value on the trade date, or are short term or replaceable on demand. Therefore, the Company's carrying amounts approximate its fair values.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Securities transactions and related revenues and expenses are recorded on a trade-date basis as if they have had settled. The resulting realized gains and losses and change in unrealized gains and losses are reflected in trading gains and losses, net on the statement of operations. The Company recognizes contractual interest on securities on an accrual basis. Clearing expenses are recorded on a trade-date basis as securities transactions occur.

Receivables from broker, net: Receivables from broker include net receivables and payables for unsettled trades and cash held at the clearing broker.

Income taxes: The Company is a wholly owned subsidiary of the Parent and is a disregarded entity for federal and state income tax purposes. The results of the Company's operations are included in the tax returns of the Parent, whose partners are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision or benefit for federal income taxes has been made in the Company's financial statements.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2025, management has reviewed the Company's income tax positions for the open tax years and concluded that no provision for income tax is required in the Company's financial statements. Open tax years are 2024 and 2025 which could be subject to examination by United States federal and state tax authorities.

Credit losses on financial assets: The Company evaluates all financial assets that are measured at amortized cost for credit losses under the Current Expected Credit Losses model. Financial assets evaluated include cash, and receivable from broker. Expected credit losses are measured on historical experience, current conditions and forecasts that affect the collectability of the reported amount. Due to the short duration of the financial assets, there are no material estimates of credit losses related to these financial assets as of December 31, 2025.

Note 2. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Xidar Securities, LLC

Notes to Financial Statements

Note 2.   Fair Value of Financial Instruments (Continued)

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument.

Financial securities owned or traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation. Fair value of exchange-traded contracts is based upon exchange settlement prices. These financial instruments are classified as Level 1 in the fair value hierarchy.

The fair value of money market mutual funds is based on published settlement prices as of the last business day of the reporting period. These financial instruments are classified in Level 1 of the fair value hierarchy.

The Company assesses the levels of the financial instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy.

The following table represents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2025:

Description	Level 1
Assets:	
Financial instruments owned:	
Equities	10,331
Total assets	$ 10,331

Xidar Securities, LLC

Notes to Financial Statements

Note 3.   Receivables from Broker, net

The Company executes and clears its proprietary transactions through a broker-dealer. In general, all amounts and positions on deposits with the brokers serve as collateral for the Company's trading activity. Amounts due from and to the same broker have been offset where the right of offset exists. Receivables from broker at December 31, 2025, consist of the following:

Cash	$ 5,101,000
Unsettled cash activity	(6,980)
Total receivables from brokers, net	$ 5,094,020

Cash held at the Company's clearing broker collateralize amounts due to clearing broker, if any, and may serve to satisfy regulatory capital or margin requirements.

Note 4.   Off-Balance-Sheet Risk and Concentration of Credit Risk

Market risk is the risk of the potential change in an instrument's value caused by fluctuation in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and volatility and liquidity in the markets in which the financial instruments are traded. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

The Company conducts business with a broker for its trading activities. The clearing and depository operations of the Company's trading activities are performed by the broker pursuant to agreements.

The Company's financial instruments that are exposed to concentrations of credit risk include cash. The Company maintains its cash accounts at financial institutions located in the United States. At times, the Company may have cash that exceeds the balance insured by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

Note 5.   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

Note 6.   Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital both as defined shall not exceed 8 to 1 for the first year as a broker-dealer and 15 to 1 thereafter. The Company is required to maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness or $100,000 as these terms are defined. As of December 31, 2025, the Company had net capital of $4,995,945, which was $4,895,945 in excess of its required net capital of $100,000, and aggregate indebtedness of $129,758. The ratio of aggregate indebtedness expressed as a percent of net capital can be calculated at 2.6%.

Note 7.   Related Parties

The Company entered into an Expense Sharing Agreement ("Agreement") with Radix Trading LLC ("Affiliate"), a company under common control. Under the Agreement, the Affiliate pays certain operating expenses on behalf of the Company, including office space rent, payroll for shared personnel, technology, and administrative support.

At December 31, 2025, the Company owed the Affiliate $59,031 which is included in "Payables to affiliates" on the Statement of Financial Condition.

Note 8.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through March 25, 2026, the date the financial statements were available to be issued, noting no events.